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April 8, 2013

VIA EDGAR AND BY FACSIMILE ((202) 772-9215)

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0308

Attention: David L. Orlic, Special Counsel

RE:	CommonWealth REIT
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 1, 2013
File No. 001-09317

Dear Mr. Orlic:

On behalf of CommonWealth REIT (the “Company”), please find below the response of the Company to comment of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter dated April 8, 2013, in connection with the above-captioned preliminary proxy statement of the Company.

Your numbered comment with respect to the Consent Revocation Statement, as set forth in your letter dated April 8, 2013, has been reproduced below in italicized text.  The Company’s response thereto is set forth immediately following the reproduced comment to which it relates.

General

1.             Section 2.3 of your declaration of trust provides that a trustee may be removed with or without cause by vote or consent of holders of shares representing two-thirds of the total votes then outstanding. We note disclosure in your public filings to this effect. We understand that the company has recently taken the position with the Maryland House of Delegates that Section 3-803 of the Maryland General Corporation Law prohibits the removal of the company’s trustees without cause, despite Section 8-205(b)(3) of that article, which provides that trustees divided into classes may be removed without cause if the declaration of trust so provides. Please advise us on this matter, with a view towards revised disclosure.

United States Securities and Exchange Commission

April 8, 2013

Company Response:  The Company’s current disclosure regarding its Amended and Restated Declaration of Trust reflects the provisions of Section 2.3 of its Declaration of Trust.  Section 3-803 of the Maryland General Corporation Law applies to a Maryland real estate investment trust that has elected to be subject to such section, which election may be made in its declaration of trust or bylaws, or by resolution of its Board.  The Company has not, at this time, elected to be subject to Section 3-803 of the Maryland General Corporation Law.  If the Company elects to be subject to Section 3-803 of the Maryland General Corporation Law, it will revise its disclosure accordingly.

If you have any questions regarding the response to the comment of the Staff, or require additional information, please contact the undersigned at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

cc:	Michele Anderson
Securities and Exchange Commission

Michael E. McTiernan
Securities and Exchange Commission

Adam D. Portnoy
CommonWealth REIT

Brian V. Breheny
Skadden, Arps, Slate, Meagher & Flom LLP

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP